Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

August 12, 2022

Re:	CH AUTO INC.
Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, CH AUTO INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Issuer”), we hereby submit a draft registration statement on Form F-4 (the “Draft Registration Statement”) in connection with the business combination transactions (the “Business Combination”) contemplated by the Agreement and Plan of Merger dated April 30, 2022 (the “Merger Agreement”), as may be amended, supplemented or otherwise modified from time to time, by and among the Issuer, Mountain Crest Acquisition Corp. IV, Ch-Auto Merger Sub Corp. and CH-AUTO TECHNOLOGY CORPORATION LTD. (the “Company”).

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Issuer confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Issuer also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days before the Issuer commences its road show, or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

The Issuer respectfully advises the Commission that it has included in the Draft Registration Statement respectively (a) the consolidated balance sheets of the Issuer as of April 30, 2022 and (b) the separate audited consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 for the Company, a company organized under the laws of the People’s Republic of China, which, as a closing condition of the Business Combination, will become the operating subsidiary of the Issuer following the consummation of the ongoing reorganization activities (“Reorganization”). Except for the procedural steps as set forth in Section 2.1 of the Merger Agreement which will be completed immediately after the effectiveness of F-4 in order for the Business Combination to qualify for tax-free treatment, the Issuer and the Company undertake to complete all the Reorganization steps prior to the effectiveness of F-4.

If you have any questions regarding the Draft Registration Statement, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, or Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

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Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati Professional Corporation
Wilson Sonsini Goodrich & Rosati Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.
Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV

Mitchell Nussbaum, Esq., Loeb & Loeb LLP

Joan S. Guilfoyle, Esq., Loeb & Loeb LLP

James A. Prestiano, Esq., Loeb & Loeb LLP